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                                                                       Exhibit 2

NEWS RELEASE
May 4, 2001
FOR IMMEDIATE RELEASE


  RADIO ONE, INC. ANNOUNCES SALE OF $300 MILLION OF SENIOR SUBORDINATED NOTES

                   8 7/8% Senior Subordinated Notes Due 2011

Washington, DC - Radio One, Inc. (NASDAQ: ROIAK and ROIA) today announced the
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sale of $300 million of 8 7/8% senior subordinated notes due July 2011, which were priced at par. Proceeds from the sale of the notes will be used to repay approximately $200 million outstanding under the Company's senior credit facilities. In addition, the Company will use a portion of the proceeds to redeem $85.4 million of the Company's 12% Senior Subordinated Notes. The senior subordinated notes offered have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Radio One is one of the nation's seventh largest radio broadcasting company and the largest primarily targeting African-American and urban listeners. Pro forma for all announced acquisitions and divestitures, the Company owns and/or operates 63 radio stations located in 22 of the largest markets in the United States.

This press release may include forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including the absence of a combined operating history with an acquired company or radio station and the potential inability to integrate acquired businesses, need for additional financing, high degree of leverage, granting of rights to acquire certain portions of the acquired company's or radio station's operations, variable economic conditions and consumer tastes, as well as restrictions imposed by existing debt and future payment obligations. Important factors that could cause actual results to differ materially are described in the Company's reports on Forms 10-K and 10-Q and other filings with the Securities and Exchange Commission.

For more information contact Scott R. Royster, Executive Vice President and Chief Financial Officer at 301-429-2642.